                                                                   April 5, 2005


VIA HAND DELIVERY

Mr. Nathan Cheney
Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0510
Washington, DC  20549-0404

      Re:  Builders FirstSource, Inc.
           Registration Statement on Form S-1, filed February 14, 2005 SEC File No. 333-122788

Dear Mr. Cheney:

      On behalf of Builders FirstSource, Inc. (the "Company"), we submit this letter to respond to certain comments in the letter from Ms. Jennifer Hardy to Donald F. McAleenan dated March 14, 2005, with respect to the above-referenced filing. As discussed, the Company believes it is important that we resolve the comments addressed below in advance of filing Amendment No. 1 to the above referenced Registration Statement.

      As discussed with Mr. Matt Franker of the Staff on March 30, the Company plans to electronically file Amendment No. 1 to the registration statement on Form S-1 (the "Registration Statement") to register the Company's common stock, par value $.01 per share, in connection with the Company's proposed initial public offering (the "IPO") as soon as possible after completion of audited financial statements for the year ended December 31, 2004.

      For the supplemental review of the Staff, enclosed are five (5) paper copies of the valuation report referenced in our response to Comment No. 51 and five (5) paper copies of the chart referenced in our response to Comment No. 58.

      For ease of reference, the Staff's comments are set forth below in italics. The Company's responses to the Staff's comments are set forth immediately below the text of the comment to which they relate. The headings below correspond to the headings as set forth in the Staff's comment letter of March 14, 2005.

Mr. Nathan Cheney
April 5, 2005
Page 2 of 14


      Capitalized terms used but not defined herein have the meanings ascribed to such terms in Registration Statement.


14. Employee Stock Based Compensation, page F-23

51.   Q.    Please provide us with your analysis used to determine the exercise price of your stock options in each of the years presented and the subsequent interim period. We note all of the options granted during the three year period ended December 31, 2003 were granted at an exercise price of $1 per share. We also note, according to the information on page F-38, that during the nine month period ended
            September 30, 2004 the company granted options for approximately
            15.1 million shares at an exercise price equal to the estimated fair value of on the date of grant. Based upon the information under Item
            15, Recent Sales of Unregistered Securities, it is unclear whether the options for 15.1 million shares were granted at an exercise price of $0.315 per share, which appears to be the fair value determined by the company subsequent to a special cash dividend of $0.56 per share declared on February 25, 2004. For all options granted, please provide the staff with the objective information and analysis or valuation report used determine fair value at the date of grant and the fair value following the February 25, 2004 special cash dividend and the dividend paid on about February 11, 2005 as mentioned on page 26.

      A. In response to the Staff's comment, we supplementally inform the Staff that the Company's Board of Directors has determined the exercise price of the Company's stock options and the fair value of the Company's shares since inception. Independent appraisals were not deemed necessary because the Board of Directors is predominantly composed of financial executives from the firm JLL Partners, Inc., affiliates of which control our majority shareholder, JLL Building Products, LLC. JLL Partners is a leading private equity firm with substantial expertise in valuing companies. Founded in 1988, JLL Partners has $2.2 billion of committed capital currently under management and has invested in a wide variety of sectors, with portfolio companies that have included AdvancePCS, C.H.I. Overhead Doors, Foodbrands America, IASIS Healthcare, Mosaic Sales Solutions, Motor Coach Industries, and PGT Industries. Historically, the Board of Directors reviewed a peer group of market comparables in order to determine if an adjustment to the Company's stock price was indicated. No adjustments were made during these periods as the Company's stock values remained within the range of acceptable fair values of its peer group. No $1.00 options were exercised and re-purchased during these periods.

Mr. Nathan Cheney
April 5, 2005
Page 3 of 14


            DISCUSSION OF VALUATION METHODS

            The range of fair values and median per share values were interpolated from the enterprise multiples of the peer group. Enterprise multiple is defined as enterprise value divided by trailing four quarters EBITDA. The peer group utilized in the analysis is comprised of the following public companies: Building Materials Holdings Corp. ("BMHC"), Wolesley Plc. ("WOS"), Huttig Building Products ("HBP"), Universal Forest Products ("UFPI") and Wolohans Lumber Co. ("WLHN"). Each company operates in the Company's industry segment and is a direct competitor with the Company. BMHC is the closest comparable, as its sales, profitability and customer base approximates the Company's. The multiples of BMHC tend be in the lower range of the peer companies. WOS tends to carry a higher multiple as it is a diversified, internal company that is substantially larger than the Company. HBP and UFPI have historically carried slightly higher multiples due to their relationships with Home Depot and Lowes. WLHN traded in the lower range of multiples due to its smaller size and lack of geographic diversification.

            Secondarily, leverage ranges of the peer group were reviewed in order to adjust for any Company specific financial risk.

            VALUATION

            The following chart shows the shares and options issued by period and the range of fair values during the respective periods:

                                               Peer Group of Market Comparables
                                               --------------------------------
                               (000's)
                     -------------------------
                                   Options                       Median
                                --------------
                                                Range of Fair   Per Share
             Period  Shares(1)  $1.00   $0.315     Values         Value
             ------  ---------  -----   ------     ------         -----

              2001       186    22,185       -  $0.16 - $1.41     $0.91

              2002     1,000       685       -  $0.75 - $1.24     $1.01

              2003        33     1,595       -  $0.84 - $1.81     $1.03

              2004         -         -  15,125  $0.36 - $0.86     $0.64

(1)  Excludes shares issued upon exercise of stock options.


            The following chart shows comparative leverage with the peer group. Leverage is defined as total debt to EBITDA.

                             March 2004(1)  2003     2002     2001
                             -----------    ----     ----     ----
            Low                     1.8x     0.2x     0.2x     0.4x
            High                    3.5x     6.4x     3.8x     3.1x
            Median                  2.8x     2.4x     2.5x     2.4x
            Company                 4.5x     2.5x     2.3x     2.7x

(1)  Ex-dividend.

Mr. Nathan Cheney
April 5, 2005
Page 4 of 14


            SUMMARY

            For the 2001-2003 periods, the $1.00 stock valuation falls within the range of fair values and closely approximates the median per share value as benchmarked with the peer group. The Company believes that use of the median multiple was appropriate given that valuation of a private company is subjective. Our leverage approximated the median for the peer group during these periods so no adjustments were made for financial risk.

            For issuances in 2004, the same valuation was performed. However, the Board of Directors was unable to ascertain WHLN's multiple for the calculation as it had been acquired and its financial statements were no longer public information. The Company believes that the exclusion of WHLN from the peer group inflated the median per share value. In addition, after the dividend recapitalization, the Company's leverage exceeded the high range of the peer group reducing the appropriateness of this valuation method. As a result, a second form of valuation was prepared utilizing the discounted cash flow (DCF) method. This valuation considered the additional leverage and the impact it would have on the Company's long-term growth plans.

            The DCF valuation was based on the Company's revised five-year plan, which had been revised in January 2004 to incorporate the contemplated dividend-recapitalization. Principally, the Company lowered planned expansion capital expenditures as a result of its reduced liquidity and included substantially higher debt service commitments. Expansion capital expenditures were primarily in the more profitable manufacturing areas. As such, the Company lowered its sales growth and profitability expectations. The DCF valuation calculated $0.315 as the fair value of the Company's common shares.

            Accordingly, the exercise price for the March 2004 option grants was set at $0.315 by the Board of Directors. The exercise price fell below the low end of the peer group range due to the change in complexion of the peer group and the adjustment for the higher financial risk. This valuation is supported by a retrospective valuation prepared by an independent third party valuation firm and enclosed herewith. The fair value ranges provided by the independent valuation firm ranged from $0.22 - $0.38, with an average of $0.30.

52.   Q.    Describe the financial performance targets applicable to accelerated vesting of stock options.

Mr. Nathan Cheney
April 5, 2005
Page 5 of 14


      A.
            2003 and Prior

            In response to the Staff's comment, we supplementally inform the Staff that most of the performance-based options granted prior to 2004 vest in full on the ninth anniversary of the grant of the option; however, the vesting of these options accelerates in pro rata tranches during the first five years of the term of the option if certain annual financial targets are met during the applicable year. Typically, these targets are based on the performance of the operating group or groups, or subset thereof, in which the individual optionee performs his or her responsibilities and the performance of the Company as a whole for employees whose job responsibilities cover all of the Company. These financial targets are based on return on net assets ("RONA"), calculated as follows: earnings before interest and taxes ("EBIT") divided by the sum of net fixed assets and working capital. The vesting of options is, in all cases, contingent upon the employee remaining continuously employed with the Company through the vesting date. Certain other performance-based options have accelerated vesting over a three-year period based on the same financial performance targets. Certain other options vest on a pure time basis pro rata over a four to five year period.

            2004

            For each option granted in 2004, vesting of the options will accelerate over three years if the Company achieves certain financial performance targets. Half of the options vest in pro rata tranches based on annual performance. The other half of the options vest based on the cumulative financial performance of the Company over the three-year period. These financial performance targets are based on RONA and EBITDA, with RONA being calculated as EBIT divided by average net tangible assets.

            If the vesting of some or all of the options has not accelerated due to the Company's failing to hit the required financial targets or a change in control occurring, the options will vest in full on December 31, 2011. The vesting of options is, in all cases, contingent upon the employee remaining continuously employed with the Company through the vesting date.

53.   Q.    Provide us an analysis of all equity issuances since your formation.
            For each issuance, identify the fair value and your basis for determining fair value. To the extent applicable, reconcile the fair values you used for equity issuances to the fair value indicated by the anticipated IPO price range.

      A. In response to the Staff's comment, we respectfully submit that, for the period 2001-2003, details of equity issuances, fair values and the basis for determining fair values are included in the response to Comment 51, and

Mr. Nathan Cheney
April 5, 2005
Page 6 of 14


            that details of equity issuances between 1998, when the Company was formed, and 2000 are not pertinent to the anticipated IPO price range.

            BRIDGE

            In addition, we supplementally inform the Staff that the underwriters have recommended a preliminary per share price range of $1.58 - $1.94 on a post-dividend basis. The following table reconciles the share value as of March 1, 2004, the date of the Company's last significant option issuance, to the average preliminary estimated IPO price.

                                                          Equity Value
                                                          ------------
                                                                    Per
            (in millions, except per share)              Amount    Share
                                                         ------    -----
            Equity Value at March 1, 2004              $  80.0   $ 0.32
                                                       -------   ------

            Factors Influencing Valuation Since
            February 2004:


            Improved Financial Performance (1)           371.2     1.25

            Enterprise Multiple Expansion (2)            229.5     0.77

            Increase in Total Debt (3)                  -178.7    -0.60
                                                        ------   ------

              Change in Equity Value                     422.0     1.42
                                                        ------   ------


            Projected Equity Value at IPO                $502.0  $ 1.74
                                                         ======  ======


(1) Financial performance, defined as EBITDA, is projected to increase on a trailing twelve month basis by approximately $64 million. Multiplied by the March 1, 2004 enterprise multiple of 5.8x, the improved financial performance increases the Company's valuation by $371.2 million. EBITDA is defined as net income adjusted for interest expense, income tax expense, discontinued operations, cumulative effect of changes in accounting principles, other income (loss) and gains (losses) from sales of fixed assets.

(2) The Company's enterprise multiple is expected to approximate 7.5x, a 1.7x increase since March 1, 2004. Projected trailing twelve month EBITDA at the IPO date multiplied by the multiple expansion of 1.7x, creates approximately $229.5 million in incremental value.

(3) The Company's total debt has increased from $311.5 million as of March 1, 2004 to $490.2 million at anticipated IPO date. This increase of $178.7 million decreases the enterprise value attributable to shareholders.

            DISCUSSION OF FACTORS

            As the above bridge indicates, the key factors contributing to the projected increase in equity value are:

               - substantially improved operating results due to systemic changes in the building products industry and the Company since March 2004; and

               - a higher enterprise multiple due to the broad advance of multiples in the building products distribution sector.

Mr. Nathan Cheney
April 5, 2005
Page 7 of 14


            Improved Operating Results

            The Company's financial performance has improved appreciably since March 1, 2004 as EBITDA has increased approximately 90%. Robust housing activity, unexpected increases in commodity lumber prices, as well as purchasing and labor efficiency programs implemented in mid-2004 led to this improvement.

            Housing activity is a key driver to the Company's sales levels. As of March 1, 2004, the general housing level was approximately 1.5 million single-family housing starts. Forecasts by the National Association of Homebuilders and Dodge, a housing activity forecasting company, were for a softening of housing activity in 2004. During the 2004 planning process, completed in December 2003, we had anticipated a moderate decline in housing starts. The decline did not come to fruition. In fact, single-family housing starts have increased to a current annualized basis of 1.77 million starts as of March 1, 2005, representing an 18% increase over the prior comparable period. The Company's sales are directly correlated to housing start levels. As a result, the Company's same-store sales increased approximately 14% (on a commodity price adjusted basis), which de-levered fixed operating expenses (occupancy costs, management salaries and benefits, etc.), and thereby increased EBITDA by approximately $17.5 million.

            Commodity prices are determined by market factors - U.S. housing starts (demand), new capacity (supply), foreign imports and tariffs, world consumption (China, Iraq). Being commodity products, it is impossible to predict market prices. From 2001 to March 1, 2004, the average composite market price for our products (lumber, oriented strand board ("OSB"), and plywood) averaged $292. For the calendar year 2003, the average was $309, slightly above the average for the longer period. From March 1, 2004 to the present, the average composite market price averaged $404, a 31.0% increase from 2003 and a 38.4% increase from the January 2001 - March 2004 average.

            It was not possible for the Company to have foreseen such an increase in prices at March 1, 2004. In fact, the Company believed that prices would fall over the course of 2004. The Company benefits from the flow-though of higher market prices. For example; the Company's historical gross profit percentage is approximately 16% for OSB. If market prices increase from $200, or $6.40 per sheet, to $400, or $12.80 per sheet, the Company's sales price to customers increases by the flow-through amount of $6.40. Multiplied by an average gross profit percentage of 16%, the Company's gross profit increases $1.03 with no corresponding increase to delivery expenses. The only direct costs are commissions, bonus expense and other ancillary expenses, which approximate 25% of the incremental gross margin dollars. That means approximately $0.77 flows through to

Mr. Nathan Cheney
April 5, 2005
Page 8 of 14


            EBITDA. The Company estimates that the benefit of these higher prices has increased its EBITDA by approximately $18.1 million.

            Higher market prices for these products have benefited other companies within the Company's sector. For example, BMHC's EBITDA has increased from $62.2 million in 2003 to $130.0 million in 2004.

            Purchasing programs. Volatility of 7/16ths OSB has been substantial over the last several years. The following chart shows the price volatility of this product:

            (LINE GRAPH)

            The volatility that began in the first quarter of 2003 shown in the chart has eroded the Company's gross margins on sales of this product. For example: in periods of rapid increases, the Company suffers as procurement costs increase faster than it can adjust its pricing to customers. During periods of rapid declines, the Company benefits as procurement costs decrease faster than the Company's pricing to customers. Since 2003, prices have generally been on the rise. With this upward trend, the Company recognized a need to change its purchasing habits to adapt to this volatility. Principally, it needed to eliminate this lag from the procurement/sales process. As such, beginning in the third quarter of 2004, the Company began to solicit quotes from its suppliers that mirrored its quotes to its customers. This approach allowed the Company to maintain its initial mark-up to customers by assuring its procurement costs at the time it quoted customers.

            This change increased the Company's gross margins on OSB from approximately 15% in the first half of 2004 to approximately 20% for the second half of 2004. Although the Company does track EBITDA by product or product category, it estimates that the benefit of these higher prices has increased EBITDA by approximately $18.1 million. The Company has continued this purchasing approach in 2005.

Mr. Nathan Cheney
April 5, 2005
Page 9 of 14


            Labor efficiency programs were implemented during the second quarter of 2004, which were designed to improve employee productivity and lower operating costs. The establishment of these productivity measures and benchmarks in 2004 has allowed the Company to increase sales per full time equivalent employee (FTE) to $293,000, on a commodity price adjusted basis, from $266,000 in 2003, a 10% improvement. This equates to a $7.0 million increase in EBITDA.

            Higher Enterprise Multiple

            In addition, the building products distribution sector has recently attracted the attention of Wall Street. The strong performance of the National Homebuilder stocks has led Wall Street to move further back in the building chain in order to benefit from the strong housing market and capture perceived undervaluation. This can be seen in the Company's closest market comparable, BMHC. Its stock price has increased from $17.23 at March 1, 2004 to $50.40 as of March 4, 2005. Its enterprise multiple (TEV/EBITDA) has increased from 6.0x to as high as 8.0x for the same time frames. Overall, enterprise multiples for the Company's peer group have increased to a median of 9.1x as of March 31, 2005, up from 6.4x as of December 31, 2003.

54.   Q.    Please provide disclosure to include the following information for equity instruments granted during the 12 months prior to December
            31, 2004 by grant date:

            -  Fair Value of common stock;

            -  Intrinsic value per option, if any;

            - Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and

            - If the valuation specialist was a related party, indicate as such.

      A. In response to the Staff's comment, we supplementally inform the Staff that the following table summarizes equity issuances during the twelve months ended December 31, 2004:

                                                  Assumed
                      Options       Exercise     Fair Value of    Intrinsic    Value
Date of Grant          Issued         Price      Common Stock     Per Share    Total
-------------          ------         -----      ------------     ---------    -----
March 1, 2004        14,750,034      $0.315        $0.315(1)      $    --     $     --

March 23, 2004          300,000       0.315         0.380(1)        0.065       19,500

May 24, 2004             75,000       0.315         0.500(2)        0.185       13,875
                     ----------                                                -------
                     15,125,034                                                $33,375
                     ============                                              =======

Mr. Nathan Cheney
April 5, 2005
Page 10 of 14


(1) The fair values of the March grants were determined by updating the independent valuation firm's model for the most recent last twelve months' EBITDA.

(2) The fair value of the May grant was determined by updating the independent valuation firm's model for the most recent last twelve months' EBITDA.

            The Board of Directors valued the option grants on a contemporaneous basis. The grant as of March 1, 2004 was also supported by a retrospective third party valuation enclosed herewith.

            The small amount of intrinsic value pertaining to the March 23, 2004 and May 24, 2004 grants is being expensed over the expected life of the option grants.

55.   Q.    Please explain to us your decision to use a dividend yield of 0.00%
            in your Black-Scholes option-pricing model in consideration of the dividends paid on February 25, 2004 and February 11, 2005.

      A. In response to the Staff's comment, we respectfully submit that the expected dividend yield variable used in the Black-Scholes option pricing model represents the amount of dividends that the Company expects to pay on its stock in the future. As discussed in the "Dividend Policy" section of the Registration Statement, the Company has not paid regular dividends in the past. Also, on the grant date of outstanding stock options when the fair value of the stock options was determined, the Company did not have any intention of paying dividends on its stock in the future. The dividends that were paid on February 25, 2004 and February 11, 2005 differed substantially in amount and were considered to be extraordinary and not necessarily indicative of future dividend payments.

3. Employee Stock Based Compensation, page F-37

58.   Q.    We noted that as part of your special cash dividend of $0.56 per share on February 25, 2004, you adjusted the exercise price of stock options from $1.00 per common share to $0.315 per share. These adjustments are greater than cash dividend per share amount. In consideration of the Interpretation to Question 11(c) in FASB
            Interpretation No. 44, it is unclear to us how the reduction in the exercise price of the options could exceed the amount of the dividend. In addition, please explain to us how you allocated the adjustment between the exercise price of stock options from $1.00 per common share to $0.315 per share and to adjust certain other options from $0.25 per common share to $0.1125 per common share.

      A. In response to the Staff's comment, we supplementally inform the Staff that the adjustment to the $1.00 stock options was effected by the Board of Directors under the 1998 Stock Option Plan in order to take into account

Mr. Nathan Cheney
April 5, 2005
Page 11 of 14


            the diminution of value to the holders as a result of the extraordinary dividend. The adjustment of $0.685 per common share was calculated to maintain, not increase, the intrinsic value to the holders.

            FASB Interpretation No. 44 provides that at the time of an equity restructuring transaction, such as the extraordinary dividend paid in February 2004, the exercise price of stock options may be reduced, the number of shares under the award increased, or both, to offset the decrease in the pre-restructuring share price of the stock underlying the award. There is no accounting consequence for changes made to the exercise price, the number of shares, or both, of an outstanding fixed award as a result of an equity restructuring if both of the following criteria are met:

            a) The aggregate intrinsic value of the award immediately after the change is not greater than the aggregate intrinsic value of the award immediately before the change.

            b) The ratio of the exercise price per share to the market value per share is not reduced.

            BRIDGE

            The following bridge shows that there was no increase in aggregate intrinsic value as a result of the exercise price adjustment:

                                                                Ratio -
                                                                Exercise
                                                   Aggregate    Price to
                                                   Intrinsic     Market
                                      Stock Value    Value        Value
                                      -----------    -----        -----
           February 25 stock
           value pre-dividend           $ 1.00       $ 0.00      100.0%

           Adjustments:
                Dividend payment        (0.560)
                Transaction costs       (0.040)
                Risk premium            (0.085)
                                        -------

           February 25 stock
           value ex-dividend           $ 0.315       $ 0.00      100.0%
                                       =======       ======      =====

            The exercise price per common share was reduced for the dividend amount, direct transaction costs and a risk premium due to the substantial increase in leverage.

            The concept of a risk premium adjustment is supported by both market and income approach valuations. Substantial leverage is a Company-specific risk that must be considered when benchmarking against comparable companies or forecasting future profitability.

Mr. Nathan Cheney
April 5, 2005
Page 12 of 14


            DETERMINATION OF FINANCIAL RISK ADJUSTMENT

            Market Approach

            As shown in our response to comment 51, the Company's post-dividend leverage was appreciably above the peer group. An adjustment needed to be made to compensate for this Company-specific risk. In determining the adjustment, the Board of Directors compared the Company to BMHC, its closest public comparable, both before and after the dividend payment.


                                    Company          BMHC (2)         Company
                                   (Pre)(1)                            (Post)
                                  ----------        ----------       ----------
Profitability:
Sales                             $  1,675.1        $  1,415.1       $  1,675.1
EBITDA                                  66.0              62.2             66.0
EBITDA %                                 3.9%              4.4%             3.9%

Capital Structure:
Net Debt                               162.9             170.2            311.5
Shareholders' Equity                   301.6             271.0            161.8
Debt to Equity Ratio                    54.0%             62.8%           192.5%
Debt to Total Capitalization            35.1%             36.9%            65.8%

Valuation:
Enterprise Value                  $    415.8(4)     $    377.3       $    394.8(5)
Enterprise multiple(3)                  6.1x              6.0x              5.8x
Share Price                       $     1.00                         $     0.315

Debt Coverage Ratios:
EBITDA/Interest                          7.3x              6.7x             3.3x
Net Funded Debt/EBITDA                   2.5x              2.7x             4.7x
Forecasted Interest
Expense                           $      9.1                         $     20.2

(1)  Calendar 2003 data.

(2)  Calendar 2003 data per SEC filing.

(3) Defined as Enterprise Value/LTM EBITDA as of the most recent LTM period prior to the dividend date.

(4)  Calculated based upon the median enterprise multiple for the peer group.

(5)  Adjusted to reflect the decrease in enterprise multiple.

            Pre-dividend, the Company's metrics were comparable to BMHC. The Company's profitability was slightly higher and leverage was comparable to that of BMHC, but the Company's debt coverage ratios were better. Ex-dividend, the Company's financial profile in comparison deteriorated appreciably. Accordingly, the Board of Directors determined that a .3x - .5x adjustment to the Company's enterprise multiple, or $0.085 - $0.11 per common share, was appropriate.

Mr. Nathan Cheney
April 5, 2005
Page 13 of 14


            Income Approach

            In addition, a discounted cash flow analysis was performed as of February 25, 2004, both pre- and post-dividend. The pre-dividend analysis utilized the original five-year operating plan and the post-dividend analysis utilized the five-year plan included in the February 2004 Confidential Information Memorandum ("CIM"), which was used during the dividend-recapitalization process. The plan submitted in the CIM had been adjusted downward to reflect the reduced liquidity, higher leverage amounts and tighter loan covenants contemplated in the transaction. Principally, expansion capital expenditures were reduced as they were restricted under the new credit facility. Coupled with the substantially higher debt service, free cash flow available to re-invest into the Company was limited. The limitation in capital expenditures limited the Company's projected sales growth. As such, forecasted cash flows in future periods declined. The difference in the present value of these two cash flows streams, pre- and post-dividend, was approximately $21 million, or $0.085 per diluted share.

            Additional Support

            Two examples providing credence to the adjustment:

              1) The increased financial risk was cited as a concern by Standard
                 & Poor's ("S&P"), which downgraded the Company's debt as a result of this specific transaction. The Company's rating was downgraded from BB- to B+. In addition, the Company's senior debt was downgraded from BB- to B+ for the revolving credit facility and 1st lien notes and B- for the 2nd lien notes. S&P said one of the reasons for the downgrade was the additional debt leverage increases the Company's vulnerability to economic cycles.

              2) The stock market has been quick to recognize the decline in equity value due to substantially modified risk profiles. An example is Blockbuster Inc. ("Blockbuster"). Blockbuster announced a planned recapitalization and special dividend on August 3, 2004. Post announcement, Blockbuster's stock price plummeted before recovering just before the ex-dividend date. From August 25, 2004, the ex-dividend date, to September 29, 2004, the enterprise multiple fell 9.0% and the stock price fell 14.5%. Accordingly, the enterprise multiple fell from over 4.5x to less than 4.2x in one month post-dividend. No public announcement of any other extraordinary event was made which could account for such decline in value. The market reduced Blockbuster's enterprise value because of the higher financial risk. See the enclosed chart relating to Blockbuster's valuation.

                 The Senior Executive Compensation Committee of Blockbuster anticipated the decline in value to its option holders beyond just the amount of the dividend payment. As a result, they decreased the

Mr. Nathan Cheney
April 5, 2005
Page 14 of 14


                 exercise price by more than the amount of the dividend. Rather, the option price reset was based upon a percentage derived from the value of Blockbuster's opening of trading and the closing of trading stock prices on the ex-dividend date. This allowed the option holders to maintain their intrinsic value. This method recognized the diminution in value to the option holders from the higher financial leverage.

            Lastly, in support of the lowered enterprise multiple, during the second quarter of 2004, the Board of Directors began an auction process to sell the Company. In August 2004, a strategic buyer entered into exclusive negotiations to acquire the Company. At the conclusion of the prospective buyer's diligence period in November 2004, an offer was made to the Board of Directors which valued the Company at a 5.83x enterprise multiple.

            $0.25 STOCK OPTIONS

            The $0.25 stock options could not be reset for the full $0.685 adjustment, as it would produce a negative exercise price. In lieu of issuing additional options to restore the loss of intrinsic value, the Board of Directors partially reset the exercise price and made a cash payment of $0.43 per option. Because of the cash payment, the Board of Directors treated the option holder as a shareholder and limited the total adjustment to the $0.56 dividend amount. In this situation, the intrinsic value to the $0.25 option holders decreased as a result of the extraordinary dividend. The payment was recorded as compensation expense in February 2004.

      In order to meet our goal of completing the IPO before May 13, 2005 (when the 2004 Financials will go stale), we would appreciate the Staff's cooperation in resolving the comments addressed above before we file Amendment No. 1. To this end, as discussed with Mr. Ryan Rohn of the Staff, we will contact you to schedule a call with the Staff to discuss the above responses. Should you have any questions or want to discuss these matters prior to hearing from us, please call the undersigned at (302) 651-3180. Facsimile transmissions may be made to the undersigned at (302) 651-3001.

                                          Very truly yours,

                                          /s/ Allison L. Amorison

                                          Allison L. Amorison


cc:   Jennifer Hardy
      Matt Franker
      Ryan Rohn
      Donald F. McAleenan